Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2024 RESULTS – STRONG QUARTERLY GOLD PRODUCTION AND COST PERFORMANCE DRIVE RECORD QUARTERLY FREE CASH FLOW; 2023 SUSTAINABILITY REPORT RELEASED

Toronto (April 25, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the first quarter of 2024.

"Building on a very strong close to 2023, we are reporting our second consecutive quarter of record operating margins and record free cash flow, on the back of solid operational and cost performance. With this strong start to the year, we are well positioned to achieve our production and cost guidance for 2024," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "During the quarter, we continued to advance our key value drivers and project pipeline, and our exploration program yielded significant results at Hope Bay, Canadian Malartic and Detour Lake. We strengthened our balance sheet in the quarter and our focus remains on capital discipline and cost control, while investing in our projects pipeline and providing returns to shareholders," added Mr. Al-Joundi.

First quarter 2024 highlights:

•	Strong quarterly gold production – Payable gold production[1] in the first quarter of 2024 was 878,652 ounces at production costs per ounce of $892, total cash costs per ounce[2] of $901 and all-in sustaining costs ("AISC") per ounce[3] of $1,190. Gold production in the first quarter of 2024 was led by record quarterly production at Canadian Malartic and strong production from Macassa and the Company's Nunavut operations

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under IFRS and in this news release, unless otherwise specified, is reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation of total cash costs to production costs on both a byproduct and a co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the IFRS and in this news release, unless otherwise specified, is reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs and for all-in sustaining costs on both a by-product and co-product basis, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

•	Record quarterly cash provided by operating activities and free cash flow – The Company reported quarterly net income of $347.2 million or $0.70 per share and adjusted net income[4] of $377.5 million or $0.76 per share for the first quarter of 2024. Cash provided by operating activities was $1.57 per share ($1.56 per share before changes in non-cash working capital balances5) and free cash flow[5] was $0.79 per share ($0.78 per share before changes in non-cash working capital balances5)

•	Strengthening investment grade balance sheet – In the first quarter of 2024, the Company increased its cash position by $186 million and reduced net debt. In addition, in March 2024, Moody's upgraded the Company's long-term issuer rating to Baa1 from Baa2

•	2024 gold production, cost and capital expenditure guidance reiterated – Expected payable gold production remains unchanged at approximately 3.35 to 3.55 million ounces in 2024, with total cash costs per ounce and AISC per ounce in 2024 unchanged at $875 to $925 and $1,200 to $1,250, respectively. Total capital expenditures (excluding capitalized exploration) for 2024 are still estimated to be between $1.6 billion to $1.7 billion

•	Update on key value drivers and pipeline projects

•	Construction of Odyssey mine at the Canadian Malartic complex progressing well – In the first quarter of 2024, ramp development continued to exceed target, reaching the first production level of East Gouldie in February 2024 and a depth of 765 metres as at March 31, 2024. Shaft sinking improved during the quarter, with an average sinking rate of 2.4 metres per day (including pre-sinking). The temporary loading pocket, previously planned at level 102, will now be built at Level 64, which is expected to provide hoisting capacity by mid-2025, six months earlier than previously planned and will provide added development and production flexibility. Surface construction is progressing as planned, with a focus on the main hoist building, phase two of the paste plant and the operational complex

•	Positive exploration results at Odyssey mine – Exploration drilling continues to return positive results to the east of the East Gouldie mineral resources, including 4.5 g/t gold over 30.0 metres at 1,162 metres depth and 1,060 metres east of current mineral reserves; and 3.1 g/t gold over 32.8 metres at 1,556 metres depth and 420 metres east of the lower portion of the East Gouldie mineral reserves

•	Detour Lake – The mill delivered a solid performance with a throughput rate of 71,451 tonnes per day ("tpd"), which was the highest for a first quarter period, demonstrating continued mill improvement year-over-year. The Company continues to evaluate underground mining scenarios at Detour Lake and expects to provide an update on the project, mill optimization efforts and ongoing exploration results in the second quarter of 2024. Exploration during the first quarter included infill drilling in the shallow portion of the West Pit Extension, with highlight intercepts of 3.9 g/t gold over 25.4 metres at 369 metres depth and 5.4 g/t gold over 16.6 metres at 307 metres depth, both at underground depths near the proposed exploration ramp

•	Hope Bay – Exploration drilling during the first quarter totalled 30,600 metres and returned strong results in the Patch 7 area of the Madrid deposit, including 20.8 g/t gold over 17.7 metres at 461 metres depth and 14.1 g/t gold over 16.4 metres at 480 metres depth in a cluster of high-grade intersections approximately 200 metres north of Patch 7 mineral resources

4 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

5 Cash provided by operating activities before changes in non-cash working capital balances, free cash flow and free cash flow before changes in non-cash working capital balances are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

•	2023 Sustainability Report published – The Company continues to demonstrate its commitment to ESG performance. In 2023, the Company recorded its best safety performance in its 66-year history and maintained or improved performance across other key ESG indicators, including efficient management of water resources and increased local employment. In addition, efforts continued in 2023 to maintain a climate resilient business and meet our interim reduction target of 30% of absolute Scope 1 and 2 emissions by 2030

•	Continued focus on shareholder returns – In the first quarter of 2024, a quarterly dividend of $0.40 per share has been declared and the Company repurchased 375,000 common shares for $19.9 million through its normal course issuer bid ("NCIB")

First Quarter 2024 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Friday, April 26, 2024 at 8:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3Rvps04 to receive an instant automated call back. You can also dial direct to be entered to the call by an Operator (see "Via Telephone" details below).

Via Telephone:

For those preferring to listen by telephone, please dial 416.764.8659 or toll-free 1.888.664.6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416.764.8677 or toll-free 1.888.390.0541, access code 505445#. The conference call replay will expire on May 26, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Annual Meeting

The Company will host its Annual and Special Meeting of Shareholders (the "AGM") on Friday, April 26, 2024 at 11:00 AM (E.D.T). During the AGM, management will provide an overview of the Company's activities.

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/MFJPVMP.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 22, 2024, filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by phone at 416.947.1212, by toll-free phone at 1.888.822.6714 or by email at investor.relations@agnicoeagle.com or may contact the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by phone at 1.877.452.7184 (toll free in North America), at 1.416.304.0211 (for collect calls outside of North America) or by e-mail at assistance@laurelhill.com.

First Quarter 2024 Production and Costs

Production and Cost Results Summary*

	Three Months Ended March 31,
	2024	2023
Gold production (ounces)	878,652	812,813
Gold sales (ounces)	879,063	787,558
Production costs per ounce	$892	$804
Total cash costs per ounce	$901	$832
AISC per ounce	$1,190	$1,125

* Reflects Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

Gold Production

Gold production increased in the first quarter of 2024 when compared to the prior-year period primarily due to additional production from the acquisition of the remaining 50% of the Canadian Malartic complex following the closing of the acquisition of the Canadian assets of Yamana Gold Inc. (the "Yamana Transaction") and higher production from the Meadowbank complex, partially offset by lower production at the Fosterville mine.

Production Costs per Ounce

Production costs per ounce increased in the first quarter of 2024 when compared to the prior-year period primarily due to higher production costs at most mine sites resulting from inflation, combined with the impact of the timing of inventory sales and lower production at the LaRonde complex, a lower build-up of ore stockpiles, lower gold production at the Detour Lake mine and the timing of inventory sales at the Meliadine mine, partially offset by higher gold production and lower production costs at the Meadowbank complex.

Total Cash Costs per Ounce

Total cash costs per ounce increased in the first quarter of 2024 when compared to the prior-year period primarily due to higher operating costs at most mine sites resulting from inflation, higher royalties arising from higher gold prices and gold production, and the impact of lower gold grades at the LaRonde complex, the Detour Lake mine and the Fosterville mine due to mining sequence, partially offset by higher gold production and lower production costs at the Meadowbank complex.

AISC per Ounce

AISC per ounce increased in the first quarter of 2024 when compared to the prior-year period due to higher total cash costs per ounce and higher sustaining capital expenditures during the period associated with the acquisition of the remaining 50% of the Canadian Malartic complex, partially offset by higher production.

AISC per ounce in the first quarter of 2024 was lower than expected primarily as a result of the deferral of certain sustaining capital expenditures at the Detour Lake mine to later in 2024. AISC per ounce is expected to be higher in the remainder 2024 as the Company still expects company-wide AISC per ounce for the full year 2024 to be in the range of $1,200 to $1,250 per ounce.

First Quarter 2024 Financial Results

Financial Results Summary

	Three Months Ended March 31,
	2024	2023
Realized gold price ($/ounce)[6]	$2,062	$1,892
Net income ($ millions)[7]	$347.2	$1,816.9
Adjusted net income ($ millions)	$377.5	$271.3
EBITDA ($ millions)[8]	$882.5	$2,272.9
Adjusted EBITDA ($ millions)[8]	$929.3	$740.4
Cash provided by operating activities ($ millions)	$783.2	$649.6
Cash provided by operating activities before changes in non-cash working capital balances ($ millions)	$777.1	$608.8
Capital expenditures[9]	$372.0	$341.7
Free cash flow ($ millions)	$395.6	$264.7
Free cash flow before changes in non-cash working capital balances ($ millions)	$389.5	$223.9

Net income per share (basic)	$0.70	$3.87
Adjusted net income per share (basic)	$0.76	$0.58
Cash provided by operating activities per share (basic)	$1.57	$1.39
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$1.56	$1.30
Free cash flow per share (basic)	$0.79	$0.56
Free cash flow before changes in non-cash working capital balances per share (basic)	$0.78	$0.48

Net Income

In the first quarter of 2024, net income was $347.2 million ($0.70 per share). This result includes the following items (net of tax): derivative losses on financial instruments of $29.2 million ($0.05 per share), net asset disposal losses of $2.6 million ($0.01 per share), foreign exchange gains of $4.5 million ($0.01 per share), and foreign currency translation losses on deferred tax liabilities and various other adjustments totaling $3.0 million ($0.01 per share).

Excluding the above items results in adjusted net income of $377.5 million or $0.76 per share for the first quarter of 2024. Included in the first quarter of 2024 net income, and not adjusted above, is a non-cash stock option expense of $4.2 million ($0.01 per share).

Net income of $347.2 million in the first quarter of 2024 decreased when compared to net income of $1,816.9 million in the prior-year period primarily due to the recognition of a $1,543.4 million remeasurement gain on the 50% of the Canadian Malartic complex that the Company owned prior to the Yamana Transaction in the prior-year period, partially offset by higher revenues from higher gold sales and higher realized gold prices in the current period.

6 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

7 For the first quarter of 2023, includes a $1.5 billion revaluation gain on the 50% interest the Company owned in the Canadian Malartic complex prior to the Yamana Transaction on March 31, 2023.

8 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

9 Includes capitalized exploration

Adjusted EBITDA

Adjusted EBITDA increased in the first quarter of 2024 when compared to the prior-year period primarily due to record operating margins10 from higher gold sales and higher realized gold prices, partially offset by higher production costs.

Cash Provided by Operating Activities

Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances both increased in the first quarter of 2024 when compared to the prior-year period primarily due to higher revenues from higher gold sales and higher realized gold prices, partially offset by higher production costs.

Free Cash Flow Before Changes in Non-Cash Working Capital Balances

Free cash flow before changes in non-cash working capital balances was a record in the first quarter of 2024 and increased when compared to the prior-year period primarily due to the reasons described above in respect of cash provided by operating activities, partially offset by higher capital expenditures.

10 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to net income see "Summary of Operations Key Performance Indicators" and "Note Regarding Certain Measures of Performance", respectively, below.

Capital Expenditures

The capital expenditures in the first quarter of 2024 were lower than forecast primarily due to the deferral of certain sustaining capital expenditures at Detour Lake mine to later in 2024. Total expected capital expenditures (including capitalized exploration) remain in line with guidance for the full year 2024.

The following table sets out a summary of capital expenditures (including sustaining capital expenditures11 and development capital expenditures11) and capitalized exploration in the first quarter of 2024.

Summary of Capital Expenditures

($ thousands)

	Capital Expenditures*	Capitalized Exploration
	Three Months Ended	Three Months Ended
	Mar 31, 2024	Mar 31, 2024
Sustaining Capital Expenditures
LaRonde complex	$22,924	$319
Canadian Malartic complex	27,045	—
Goldex complex	12,053	738
Detour Lake mine	49,638	—
Macassa mine	10,131	400
Meliadine mine	17,865	1,337
Meadowbank complex	19,942	—
Fosterville mine	5,483	—
Kittila mine	16,064	450
Pinos Altos mine	4,989	303
La India mine	22	—
Other	329	575
Total Sustaining Capital Expenditures	$186,485	$4,122

Development Capital Expenditures
LaRonde complex	$24,089	$—
Canadian Malartic complex	36,005	1,318
Goldex complex	4,131	—
Detour Lake mine	37,759	7,552
Macassa mine	12,146	8,318
Meliadine mine	18,245	4,086
Meadowbank complex	(27)	—
Fosterville mine	9,428	3,624
Kittila mine	908	2,131
Pinos Altos mine	646	4
San Nicolás project	5,371	—
Other	5,677	—
Total Development Capital Expenditures	$154,378	$27,033
Total Capital Expenditures	$340,863	$31,155

* Excludes capitalized exploration

11 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under IFRS. For a discussion of the composition and usefulness of these non-GAAP measures and a reconciliation to additions to property, plant and mine development per the consolidated statements of cash flows, see "Reconciliation of Non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

2024 Guidance Reiterated

The Company is well positioned to achieve its 2024 gold production guidance of approximately 3.35 to 3.55 million ounces, its 2024 total cash costs per ounce guidance of $875 to $925 and its 2024 AISC per ounce guidance of $1,200 to $1,250.

Total expected capital expenditures (excluding capitalized exploration) for 2024 are still estimated to be between $1.6 billion to $1.7 billion.

Strong Cash Flow Generation Enhances Investment Grade Balance Sheet Alongside Continued Commitment to Shareholder Returns

As at March 31, 2024, the Company's long-term debt was $1,841.0 million, consistent with the prior quarter. No amounts were outstanding under the Company's unsecured revolving bank credit facility as at March 31, 2024.

Cash and cash equivalents increased by $186.0 million when compared to the prior quarter primarily due to higher cash provided by operating activities as a result of higher revenues from higher gold sales and higher realized gold prices, and lower capital expenditures.

The following table sets out the calculation of net debt12, which decreased by $188.1 million when compared to the prior quarter primarily as a result of higher cash and cash equivalents.

Net Debt Summary

($ millions)

	As at	As at
	Mar 31, 2024	Dec 31, 2023
Current portion of long-term debt	$100.0	$100.0
Non-current portion of long-term debt	1,741.0	1,743.1
Long-term debt	$1,841.0	$1,843.1
Less: cash and cash equivalents	(524.6)	(338.6)
Net debt	$1,316.4	$1,504.5

In order to maintain financial flexibility, and consistent with past practice, the Company intends to file a new base shelf prospectus in the second quarter of 2024. The Company has no present intention to offer securities pursuant to the new base shelf prospectus. The notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Credit Facility and Credit Rating

As at March 31, 2024, available liquidity under the Company's new unsecured revolving bank credit facility (as further described below) was approximately $2.0 billion, not including the uncommitted $1.0 billion accordion feature.

On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving bank credit facility with a new $2.0 billion unsecured revolving bank credit facility, including an increased uncommitted accordion feature of $1.0 billion, and having a maturity date of February 12, 2029. In addition to the increased size and extended term of the new unsecured revolving bank credit facility, the new credit facility includes enhancements to its terms and conditions more in line with the Company's credit profile and improves its financial flexibility and strengthens its financial position. At the same time, the Company's $600.0 million term loan was amended to align the terms and conditions with the new unsecured revolving credit facility.

12 Net debt is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to long-term debt, see "Reconciliation of non-GAAP Financial Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

On March 28, 2024, Moody’s Ratings upgraded the Company’s investment grade credit rating to Baa1 with a Stable Outlook recognizing the Company’s financial strength and stability. In addition, Fitch has provided an investment grade credit rating of BBB+ (Stable Outlook). These ratings underscore the Company's strong business and credit profile, with low leverage and conservative financial policies, and recognize the benefits of the Company's size and scale and operations in favourable mining jurisdictions. The Company remains committed to maintaining a strong financial position and an investment grade balance sheet.

Hedges

Approximately 72% of the Company's remaining estimated Canadian dollar exposure for 2024 is hedged at an average floor price providing protection above 1.34 C$/US$. Approximately 25% of the Company's remaining estimated Euro exposure for 2024 is hedged at an average floor price providing protection below 1.10 US$/EUR. Approximately 69% of the Company's remaining Australian dollar exposure for 2024 is hedged at an average floor price providing protection above 1.46 A$/US$. The Company does not currently hedge its exposure to the Mexican peso. The Company's full year 2024 cost guidance is based on assumed exchange rates of 1.34 C$/US$, 1.10 US$/EUR, 1.45 A$/US$ and 16.50 MXP/US$.

Including the diesel purchased for the Company's Nunavut operations that was delivered in the 2023 sealift, approximately 46% of the Company's remaining estimated diesel exposure for 2024 is hedged at an average benchmark price of $0.72 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility in 2024. The Company's full year 2024 cost guidance is based on an assumed diesel benchmark price of $0.80 per litre (excluding transportation and taxes).

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Hedging positions are not factored into 2024 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Second Quarter of 2024

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on June 14, 2024 to shareholders of record as of May 31, 2024. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2024 Fiscal Year

Record Date	Payment Date
March 1, 2024*	March 15, 2024*
May 31, 2024**	June 14, 2024**
August 30, 2024	September 16, 2024
November 29, 2024	December 16, 2024

*Paid

**Declared

Normal Course Issuer Bid

In addition to the quarterly dividend, the Company believes that its NCIB provides a flexible and complementary tool as part of the Company's overall capital allocation program and that it generates value for shareholders. In the first quarter of 2024, the Company repurchased 375,000 common shares for an aggregate of $19.9 million under the NCIB. The NCIB permits the Company to purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from the commencement day on May 4, 2023.

The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms. Additional details will be provided at the time of the renewal.

Dividend Reinvestment Plan

See the following link for information on the Company's dividend reinvestment plan: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

2023 Sustainability Report Illustrates Continued Commitment to Strong ESG Performance and Transparency

On April 25, 2024, the Company released its 2023 Sustainability Report (the "Report") which provides an update on the Company's strategy, practices and risk management approach in the key areas of health and safety, ESG and the sustainability performance of mining operations.

This marks the 15th year that the Company has produced a detailed account of its ESG performance. The Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards, is aligned with the Task Force on Climate Related Financial Disclosures (TCFD) and includes additional mining industry specific indicators from the Sustainability Accounting Standards Board (SASB) Metals and Mining disclosures and metrics.

The theme of the Report, "Global Approach, Regional Focus", reflects the Company's commitment that, as the Company expands and evolves as an organization, it remains deeply rooted in and committed to the regions in which it operates.

The Company aims to be a partner of choice within the mining industry by:

•	Having strong ESG performance – In 2023, the Company achieved the best safety performance in its over 66-year history and maintained or improved performance across many other key ESG indicators, including zero significant environmental incidents, the efficient management of water (reducing freshwater usage per ounce of gold produced) and increased local employment and procurement

•	Addressing climate change and working towards net-zero by 2050 – In 2023, the Company's decarbonization efforts focused on energy efficiency, technology transition and increased renewable energy. In accordance with best practices, the Company's greenhouse gas emissions (GHG) were calculated to account for the acquisition of Canadian Malartic. The Company continues to be a low intensity gold producer and its GHG intensity per ounce of gold for all its operations are below the industry average

•	Being a great place to work – The Company is committed to providing a safe, diverse, inclusive and collaborative workplace for its people. In 2023, 66% of our workforce were local residents

•	Investing in communities – Being a trusted and valued member of the communities associated with the Company's operations remains a fundamental principle and priority for Agnico Eagle. In 2023, the Company's donations and sponsorships to local organizations in the regions it operates were approximately $16 million and the Company spent approximately $1.9 billion on locally-sourced goods and services, approximately $1 billion of which went to Indigenous businesses

•	Mining responsibly – The Company is committed to being a responsible miner and contributing to the sustainable development of the regions in which we operate. The Company is a long-time supporter of recognized international sustainability frameworks, including Towards Sustainable Mining (TSM), Responsible Gold Mining Principles (RGMP), the Voluntary Principles on Security and Human Rights (VPSHRs), the Conflict-Free Gold Standard and the Task Force on Climate-related Financial Disclosures

The Company's 2023 Sustainability Report can be accessed here.

Update on Key Value Drivers and Pipeline Projects

Highlights on key value drivers (Odyssey project, Detour Lake mine and optimization of assets and infrastructure in the Abitibi region of Quebec) and the Hope Bay and San Nicolás projects are set out below. Details on certain mine expansion projects (Meliadine Phase 2 expansion and Amaruq underground) are set out in the applicable operational sections of this news release.

Odyssey Project

In the first quarter of 2024, underground development continued to exceed targets. At the main ramp, the Company achieved a lateral development rate of 167 metres per month, exceeding the target rate of 140 metres per month. The ramp reached the first production level of East Gouldie (level 75) in February 2024, ahead of schedule, and, as at March 31, 2023, the ramp was at a depth of 765 metres.

In terms of total underground development, a record 1,259 metres was achieved at the Odyssey project in March 2024. Equipment remotely tele-operated from the surface (scoops, jumbos and cable bolters) continued to drive overall development productivity gains. Autonomous trucks, tested in the first quarter of 2024, are expected to further support the development and production performance. The Company continued to develop the main ventilation system at the Odyssey project, with the completion of the future exhaust raise between levels 36 and 54.

Shaft sinking activities were more productive during the quarter. In the first quarter of 2024, the average conventional sinking rate was 1.8 metres per day, a 64% improvement when compared to the fourth quarter of 2023, and the overall sinking rate was 2.4 metres per day when factoring the pre-sinking of the shaft between levels 26 and 36. The second pre-sink leg of the shaft was extended by 20 metres and will now be between levels 54 and 66. The pre-sinking of this leg is expected to be completed in the second quarter of 2024. As at March 31, 2024, the shaft had reached a depth of approximately 452 metres. The Company still expects to complete excavation of the shaft in 2027.

The temporary loading station, previously planned at level 102, will now be built at level 64. The service hoist that will be connected to the temporary loading pocket will support the transportation of people, materials and waste to and from Level 64. The change in design is expected to provide several advantages: (i) the loading station will be developed and built from the ramp rather than from the shaft, which is expected to simplify and accelerate the construction and lower the costs; (ii) the temporary loading station and service hoist are now expected to be operational by mid-2025, six months earlier than previously planned; and (iii) the hoisting capacity is expected to increase from 2,000 tpd to 3,500 tpd as a result of the shorter hoisting cycle, which is expected to reduce the haul truck requirement in years 2025 to 2027. Level 64 is also where the ramps to the East Gouldie, Odyssey North and Odyssey South deposits are planned to connect.

Surface construction progressed as planned and on budget in the first quarter of 2024. Key areas of focus included the main hoist building, phase 2 of the paste plant to expand capacity to 20,000 tpd and the operational complex. At the main hoist building, the installation of the interior architecture, the HVAC and main electrical systems is ongoing. The mechanical and electrical components for the service hoists were delivered and the hoist concrete foundation was completed in the first quarter of 2024. The conceptual engineering for the paste plant expansion is expected to be completed in the second quarter of 2024. The bids for the construction of the operational complex were received and the selected turnkey contractor is expected to mobilize on site in the third quarter of 2024. The construction of the operational complex is expected to be completed by the end of 2025.

Exploration drilling at the Odyssey mine totalled 29,395 metres during the first quarter of 2024 with 11 drill rigs in operation.

At the East Gouldie deposit, gold mineralization continued to be intersected outside of the current mineral resource envelope with highlight hole MEX23-309 returning 4.5 g/t gold over 30.0 metres at 1,162 metres depth, including 8.0 g/t gold over 6.5 metres at 1,156 metres depth, in an intersection located 1,060 metres east of current mineral reserves. In an intersection located 420 metres east of the lower portion of the East Gouldie mineral reserves, hole MEX23-310Z returned 3.1 g/t gold over 32.8 metres at 1,556 metres depth, including 6.5 g/t gold over 4.8 metres at 1,558 metres depth. In the western extension of the East Gouldie mineralized envelope, hole MEX23-304W intersected 3.3 g/t gold over 14.6 metres at 1,246 metres depth and approximately 240 metres west of the East Gouldie inferred mineral resources.

These holes demonstrate the potential to add inferred mineral resources laterally to the east and to the west at East Gouldie with further drilling into these extensions of mineralization.

Selected recent drill intercepts from the Odyssey mine are set out in the table and composite longitudinal section below.

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX23-304W	1,559.5	1,575.1	1,246	14.6	3.3	3.3
MEX23-309	1,618.0	1,651.1	1,162	30.0	4.5	4.5
including	1,622.1	1,629.2	1,156	6.5	8.0	8.0
MEX23-310Z	1,837.0	1,871.9	1,556	32.8	3.1	3.1
including	1,854.5	1,860.3	1,558	4.8	6.5	6.5

*Results from East Gouldie use a capping factor of 20 g/t gold

[Odyssey mine – Composite Longitudinal Section]

Detour Lake Mine

In the first quarter of 2024, the mill continued to show improved performance when compared to the prior year period. The throughput rate was approximately 71,451 tpd, the highest for a first quarter period when mill operations can be affected by the colder temperatures. During the quarter, the process optimization initiatives remained focused on optimizing grinding efficiency and on improving the load balance between the SAG mills and the ball mills.

New instrumentation was installed in the SAG mill (known as "mill slicer"), which is expected to improve the control of the load balance between the SAG mills and the ball mills. These instruments are already in use at the Goldex and Canadian Malartic mills. Trials with new screen panel and grate configuration for the SAG discharge were carried out during the quarter and additional trials are planned in the second and third quarters of 2024. New liners for the secondary crushers were also tested during the quarter and yielded favourable results in terms of lifespan which should help reduce downtime at the secondary crushers. Further testing of these liners is planned in the second and third quarters of 2024. Other initiatives that are expected to improve mill throughput in 2024 include the installation of a ball mill discharge grizzly in one of the lines and the scalping screens.

The Company still expects the mill to reach a throughput rate of approximately 76,700 tpd (equivalent to an annualized rate of approximately 28 million tonnes per annum) by the end of 2024.

In the first quarter of 2024, the Company continued to advance an internal evaluation of underground mining scenarios and expects to provide an update on the project in the second quarter of 2024. With the update, the Company will present the proposed next steps to de-risk and optimize the project.

Exploration drilling at Detour Lake during the first quarter totalled 58,000 metres in the West Pit and West Pit Extension with a focus on infill drilling in the shallow portion of the West Pit Extension at underground depths immediately west of the West Pit mineral resources and near the potential exploration ramp for the Underground Project.

Recent highlights from infill drilling include: hole DLM23-818 returning 3.9 g/t gold over 25.4 metres at 369 metres depth, approximately 200 metres west of the West Pit mineral resource; hole DLM23-775 returning 5.4 g/t gold over 16.6 metres at 307 metres depth, approximately 350 metres west of the West Pit mineral resource; and hole DLM23-805 returning 3.4 g/t gold over 29.4 metres at 562 metres depth, approximately 750 metres west of the West Pit mineral resource.

Selected recent drill intercepts from the Detour Lake mine are set out in the table, plan map and composite longitudinal section below.

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM23-775	343.0	361.0	307	16.6	5.4
DLM24-805	645.0	678.0	562	29.4	3.4
including	660.8	664.1	563	2.9	15.1
DLM24-818	405.9	436.2	369	25.4	3.9
including	432.0	436.2	380	3.5	15.3

*Results from Detour Lake are uncapped.

[Detour Lake – Plan Map and Composite Longitudinal Section]

Optimization of Other Assets and Infrastructure in the Abitibi Region

At Macassa, the development of the Amalgamated Kirkland ("AK") deposit is on track for initial production in the fourth quarter of 2024. At Upper Beaver, the Company is concluding a trade-off analysis on processing options and expects to provide an update of the project and next steps at mid-year 2024. At Wasamac, the Company continues to advance its stakeholder engagement initiatives, while assessing the optimal mining rate and processing options.

Hope Bay – Step-Out Drilling Continues to Extend Madrid's High-Grade Patch 7 Zone at Depth and Laterally

Exploration drilling at Hope Bay during the first quarter of 2024 totalled 30,600 metres and returned strong results in the Gap area between the Patch 7 and Suluk zones of the Madrid deposit.

Drilling targeted an area in Patch 7 between previously reported hole HBM23-143, which intersected 16.3 g/t gold over 28.6 metres at 445 metres depth (see the news release dated February 15, 2024, with the depth value revised in this new release), and hole HBM23-105, which intersected 10.0 g/t gold over 14.0 metres at 677 metres depth (see the news release dated July 26, 2023).

Recent highlights from this area include hole HBM24-171, which intersected 20.8 g/t gold over 17.7 metres at 461 metres depth, including 29.1 g/t gold over 9.5 metres at 466 metres depth, 90 metres north and down-dip from hole HBM23-143; and hole HBM-174, which intersected 14.1 g/t gold over 16.4 metres at 480 metres depth, including 27.2 g/t gold over 6.7 metres at 476 metres depth, 66 metres north and down-dip from hole HBM23-143.

At greater depth, hole HBM24-160 intersected 11.5 g/t gold over 18.8 metres at 573 metres depth, 165 metres north and down-dip from hole HBM23-143, demonstrating the continuity of potentially economic mineralization between holes HBM24-160 and HBM23-143 over at least 165 metres.

With this emerging new mineralized area so far showing grades and thicknesses greater than average for the Madrid deposit, the Company's objective is to intensify drilling in this area for the rest of the year as this area could have a positive impact on mining scenarios for potential project redevelopment.

Selected recent drill intercepts from the Madrid deposit are set out in the table and composite longitudinal section below.

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM23-105**	815.0	839.5	677	14.0	14.5	10.0
including	830.5	838.0	682	4.3	42.3	27.6
HBM23-143**	560.4	594.0	445	28.6	17.6	16.3
including	560.4	587.2	443	22.8	20.8	19.1
HBM24-160	672.4	712.5	573	18.8	11.7	11.5
HBM24-171	547.0	580.0	461	17.7	25.0	20.8
including	560.0	577.8	466	9.5	37.0	29.1
HBM24-174	589.5	613.4	480	16.4	18.7	14.1
including	591.1	600.8	476	6.7	38.7	27.2

*Results from Madrid deposit at Hope Bay use a capping factor of 50 g/t gold.

**Previously released, with the depth values for hole HBM23-143 revised in this news release.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

San Nicolás Copper Project

In January 2024, Minas de San Nicolás submitted their MIA-R permit application (Environmental Impact Assessment) and continued engagement with government and stakeholders in support of permit review. In addition, the Minas de San Nicolás team continued to advance feasibility study work, with plans to initiate detailed engineering in the first half of 2025. Project approval would be expected to follow, subject to receipt of permits and the results of the feasibility study.

ABITIBI REGION, QUEBEC

LaRonde Complex – Automation Initiatives at LZ5 Continue to Yield Higher Productivity; Gold Production Affected by Lower Grades

LaRonde Complex – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	680	707
Tonnes of ore milled per day	7,473	7,867
Gold grade (g/t)	3.41	3.72
Gold production (ounces)	68,364	79,607
Production costs per tonne (C$)	$187	$118
Minesite costs per tonne (C$)[13]	$158	$157
Production costs per ounce	$1,383	$778
Total cash costs per ounce of gold produced	$1,065	$958

Gold Production

•	First Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower volumes of ore milled and lower gold grades as expected under the mining sequence

Production Costs

•	First Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to stockpile consumption, higher underground maintenance costs and the lower volumes of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to the same reasons as for the higher production costs per tonne, the timing of inventory sales and lower gold grades

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to lower volumes of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period primarily due to lower gold grades

Highlights

•	The Company continued its automation initiatives at LaRonde Zone 5 ("LZ5"), improving overall productivity and increasing the production rate to 3,500 tpd in the quarter, compared to approximately 3,300 tpd in 2023. Starting in the first quarter of 2024, the Friday night shift was converted from manual to automated operation. All development and production activities on Friday, Saturday and Sunday night shifts are now done remotely from surface, which resulted in approximately 19% of the tonnage mined in automated mode in the first quarter of 2024

•	Production from the 11-3 Zone at the LaRonde mine ramped up as planned, contributing over 105,000 tonnes in the first quarter of 2024. The 11-3 Zone is expected to continue to add additional flexibility to the LaRonde mine production plan

•	The LZ5 processing facility was placed on care and maintenance during the third quarter of 2023 and is on track to restart in the third quarter of 2024. During the downtime, the Company is overhauling the facility's leach tanks. Ore from LZ5 will continue to be processed at the LaRonde mill until the restart of the LZ5 processing facility, which is expected early in the second half of 2024

13 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS and is reported on a per tonne of ore milled basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" and "Note Regarding Certain Measures of Performance", respectively, below.

•	At the LaRonde processing facility, the focus remained on improving mill recoveries by optimizing the blending of ore from the LaRonde mine, 11-3 Zone, LZ5, Goldex and Akasaba West

•	The LaRonde complex received certification under the International Cyanide Management Code during the first quarter of 2024

Canadian Malartic Complex – Record Quarterly Gold Production Driven by Higher Tonnage Milled and Higher Gold Grades from Odyssey; Odyssey Ramp Development Reached the Top of the East Gouldie Deposit

Canadian Malartic Complex – Operating Statistics*	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	5,173	4,524
Tonnes of ore milled per day	56,846	50,267
Gold grade (g/t)	1.21	1.19
Gold production* (ounces)	186,906	80,685
Production costs per tonne (C$)	$33	$34
Minesite costs per tonne (C$)	$42	$39
Production costs per ounce	$677	$710
Total cash costs per ounce	$850	$794

* Gold production reflects Agnico Eagle's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter. Tonnage of ore milled is reported on a 100% basis for both periods.

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to the increase in the Company's ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction, which closed on March 31, 2023, as well as higher throughput and gold grades

Production Costs

•	First Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to lower production costs per tonne and higher gold grades

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles during the quarter, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold grades

Highlights

•	At the Barnat pit, good equipment availability and productivity, together with mining areas with softer ultramafic ore, drove solid operational performance despite challenging weather conditions

•	At Odyssey South, the mining rate and production were slightly below plan at approximately 3,300 tpd and 17,700 ounces of gold, respectively. The waste generated from the pre-sinking of the shaft between levels 54 to 66 and the raise bore from levels 36 to 54 impacted the ore and waste haulage by ramp. The underground operations are expected to gain additional flexibility in the second quarter of 2024, with the start of a second mining front and the addition of four 65 tonnes haulage trucks

•	Stope reconciliation at Odyssey South remains positive, primarily from the contribution of the internal zones, which resulted in approximately 16% more gold ounces produced than anticipated

•	Mill throughput continued to be above plan due to softer rock conditions. High mill throughput, high gold grades resulting from the contribution from Odyssey and higher mill recoveries than planned resulted in record quarterly production at the Canadian Malartic complex

•	At the Canadian Malartic pit, the Company continued the construction of the central berm (approximately 74% complete) in preparation for in-pit tailings disposal, which is scheduled to start in mid-2024

•	In the first quarter of 2024 at the Odyssey mine, ramp development continued to exceed targets, with the ramp reaching the first production level of East Gouldie (level 75) in February 2024. An update on the Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Goldex Complex – Akasaba West Project Achieves Commercial Production; Initial Production from Deep 2 Zone on Track for Second Quarter

Commercial production was achieved at the Akasaba West project on February 1, 2024. The ore from Akasaba is hauled and processed at the Goldex mill. The Goldex mine and the Akasaba mine now form the Goldex complex.

Goldex Complex – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	760	698
Tonnes of ore milled per day	8,352	7,756
Gold grade (g/t)	1.64	1.73
Gold production (ounces)	34,388	34,023
Production costs per tonne (C$)	$59	$54
Minesite costs per tonne (C$)	$60	$52
Production costs per ounce	$965	$818
Total cash costs per ounce	$948	$810

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as a result of the additional production from Akasaba West, partially offset by lower gold grades

Production Costs

•	First Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher underground production costs, higher open pit mining costs associated with the Akasaba West deposit and higher milling costs, partially offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne as well as lower gold grades

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold grades

Highlights

•	Akasaba West is expected to provide additional production flexibility to the Goldex complex, contributing approximately 1,750 tpd grading 0.84 g/t of gold and 0.48% of copper to the Goldex processing facility, while the underground mine is now expected to contribute approximately 7,000 tpd

•	In the first quarter of 2024, production from South Zone Sector 3 contributed approximately 1,000 tpd as planned, providing higher gold grades and additional flexibility for the mining operations

•	The development of the Deep 2 Zone continued to advance as planned and initial production is expected in the second quarter of 2024

ABITIBI REGION, ONTARIO

Detour Lake – Record Quarterly Tonnes Mined; Continued Mill Improvement Year-Over-Year ; Gold Production Affected by Lower Grades and Lower Mill Recovery

Detour Lake Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	6,502	6,397
Tonnes of ore milled per day	71,451	71,078
Gold grade (g/t)	0.82	0.86
Gold production (ounces)	150,751	161,857
Production costs per tonne (C$)	$27	$24
Minesite costs per tonne (C$)	$27	$26
Production costs per ounce	$875	$704
Total cash costs per ounce	$871	$771

Gold Production

•	First Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades as expected under the mining sequence and lower mill recovery due to abnormal chipping of grinding media affecting grinding efficiency

Production Costs

•	First Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period due to higher milling and mining costs and a lower stockpile build-up in the current period, partially offset by a higher volume of ore processed. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne as well as lower gold grades

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne

Highlights

•	In the first quarter of 2024, the open pit set a record of quarterly tonnes mined, despite unseasonably warm and variable winter conditions affecting operating conditions in the pit. Improvements in truck utilization drove higher truck productivity

•	In the first quarter of 2024, the mill throughput rate was approximately 71,451 tpd, which was the highest for a first quarter period, demonstrating continued mill improvement year-over-year. This solid performance was achieved despite challenges with abnormal chipping of grinding media in the SAG mill which affected throughput and grinding efficiency and resulted in lower mill recovery. The Company is working with its suppliers to resolve the issue and further optimize the grinding efficiency in the SAG mill. The introduction of new grinding media in mid-March 2024 yielded favourable results and further testing is scheduled in the second quarter of 2024

•	The expansion of the mine maintenance shops to support increased mining rates and a larger production fleet is ongoing. All long lead items have been ordered and construction commenced in the first quarter of 2024. The new mining service facility is expected to be completed in 2025

•	An upgrade of the 230kV main substation is planned to improve the power quality at the mine and improve the site readiness for potential projects such as the Detour Lake underground and mill expansion. Approximately 95% of the engineering was completed as at March 31, 2024. The upgrades related to power quality are expected to be completed in 2024 and those related to improving site readiness for future projects are expected in 2025

•	An update on the mill expansion work, the advancement of the underground evaluation and exploration results is set out in the Update on Key Value Drivers and Pipeline Projects section above

Macassa – Record Quarterly Mill Throughput; Strong Operational Performance Driven by Higher Productivity from Continued Workforce Ramp-Up and Improved Equipment Availability

Macassa Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	134	87
Tonnes of ore milled per day	1,473	967
Gold grade (g/t)	16.27	23.32
Gold production (ounces)	68,259	64,115
Production costs per tonne (C$)	$483	$589
Minesite costs per tonne (C$)	$493	$585
Production costs per ounce	$698	$592
Total cash costs per ounce	$711	$604

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as a result of increased productivity from a larger workforce and improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades

Production Costs

•	First Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher underground development and mining costs. Production costs per ounce increased when compared to the prior-year period due to lower gold grades, partially offset by lower production costs per tonne

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce

Highlights

•	During the first quarter of 2024, Macassa continued to demonstrate sustained productivity gains with the highest quarterly gold production achieved since its acquisition by the Company, driven by record quarterly volume skipped and record quarterly mill throughput

•	In the first quarter of 2024, realized gold grades were higher than plan primarily due to accelerated development of a higher grade cut and fill area, which was originally planned to be mined in the second half of 2024

•	The commissioning of the ventilation system upgrade was completed in the first quarter of 2024 with both surface fans reaching required operating capacity

•	At the Portal (ramp access to the Near Surface and AK deposits), production from long hole stopes in the Near Surface deposit continued in the first quarter of 2024, while the development of the AK deposit is on-track for initial production in the fourth quarter of 2024

•	Exploration drilling at Macassa during the first quarter totalled 42,900 metres with highlights that included hole 58-1018 returning 33.6 g/t gold over 3.3 metres at 2,150 metres depth in an eastern extension of the Main Break Zone; and infill hole KLAK-273 returning 11.8 g/t gold over 5.0 metres at 342 metres depth in the shallow eastern extension of the AK deposit

NUNAVUT

Meliadine Mine – Record Monthly Throughput and Ore Haulage Performance in January 2024

Meliadine Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	496	476
Tonnes of ore milled per day	5,451	5,300
Gold grade (g/t)	6.24	6.12
Gold production (ounces)	95,725	90,467
Production costs per tonne (C$)	$254	$228
Minesite costs per tonne (C$)	$245	$239
Production costs per ounce	$976	$897
Total cash costs per ounce	$942	$937

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as result of strong operational performance at the mine and mill and gold grades as expected under the mining sequence

Production Costs

•	First Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher open pit volumes mined, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne as well as timing of inventory sales, partially offset by higher gold grades

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs per ounce

Highlights

•	Both the open pit and the underground mine performed above plan in the first quarter of 2024, with the underground mine showing significant improvement and achieving record volumes hauled in January 2024 following underground optimization initiatives. The processing plant also continued to demonstrate overall strong performance, with record monthly volume processed in January 2024 of 191,000 tonnes

•	The mill expansion project remains on-track for completion in mid-2024. The key focus areas in the first quarter of 2024 were the commissioning of the filter press and equipment installation, the installation of the leach tanks and agitators at the carbon in leach process and the mechanical, piping and electrical work at the secondary grinding circuit. With the commissioning of the Phase 2 mill expansion, the processing rate ramp-up is expected to increase throughput to 6,000 tpd by year-end 2024

•	Construction was completed on the Western ventilation intake and the system is expected to enter into production in the second quarter of 2024

•	During the quarter, the Company submitted a proposal to the Nunavut Water Board to amend the current Type A Water license to include tailings, water and waste management infrastructure at the Pump, F-Zone, Wesmeg and Discovery deposits. In January 2024, the Company received confirmation from the Nunavut Planning Commission that no review was required from the Nunavut Impact Review Board (NIRB) and that the new water license amendment process could be initiated. The Company expects permits to be received in the fourth quarter of 2024

•	Exploration drilling at Meliadine during the first quarter totalled 24,500 metres, highlighted by significant high-grade intersections in the Wesmeg and Wesmeg North deep extension to the east, demonstrated by hole M23-3732B returning 10.2 g/t gold over 5.8 metres in Wesmeg's Lode 625 at 349 metres depth and hole ML300-10340-D11 returning 11.1 g/t gold over 3.6 metres in Wesmeg North's Lode 972 at 401 metres depth and 6.1 g/t gold over 7.4 metres in Wesmeg's Lode 625 at 467 metres depth

Meadowbank Complex – Record Quarterly Mill Throughput

Meadowbank Complex – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	1,071	983
Tonnes of ore milled per day	11,769	10,922
Gold grade (g/t)	4.09	3.91
Gold production (ounces)	127,774	111,110
Production costs per tonne (C$)	$143	$176
Minesite costs per tonne (C$)	$151	$174
Production costs per ounce	$893	$1,170
Total cash costs per ounce	$937	$1,134

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher gold grades as expected under the mine plan and higher throughput as operations in the prior-year period were affected by unplanned downtime at the SAG mill

Production Costs

•	First Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled and a build-up in stockpiles, partially offset by the lower deferred stripping adjustment in the current period. Production costs per ounce decreased when compared to the prior-year period due to higher gold grades and lower production costs per tonne

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per ounce

Highlights

•	The open pit operation continued to deliver solid haulage performance during the first quarter of 2024, with reduced weather delays also contributing to the positive production results. Gold production continued to benefit from positive reconciliation on ore tonnage

•	The underground operation achieved its strongest quarter, setting quarterly performance records for the cemented rock fill, production drilling and development in the first quarter of 2024. This was accomplished through continued productivity gains that demonstrated sustained improvement through the full mining cycle and increased adherence and compliance to plan

•	Stripping for the IVR pit push-back, which was approved in the fourth quarter of 2023, commenced in the first quarter of 2024

AUSTRALIA

Fosterville – Quarterly Gold Production in Line with Plan; Work on Ventilation Upgrade Continues to Advance

Fosterville Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	172	148
Tonnes of ore milled per day	1,890	1,644
Gold grade (g/t)	10.51	18.55
Gold production (ounces)	56,569	86,558
Production costs per tonne (A$)	$301	$367
Minesite costs per tonne (A$)	$275	$343
Production costs per ounce	$595	$423
Total cash costs per ounce	$537	$396

Gold Production

•	First Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to the lower gold grades as expected under the mining sequence and as a result of lower than expected gold grades in a high grade Swan stope mined, partially offset by higher throughput

Production Costs

•	First Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period due to lower mining and royalty costs and higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to lower gold grades, partially offset by the lower mining and royalty costs and the weaker Australian dollar relative to the U.S. dollar

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce

Highlights

•	With the completion of the key underground development associated with the ventilation upgrade in the fourth quarter of 2023, the mine ramped up its production activities and exceeded volume targets in the first quarter of 2024

•	The higher ore volume mined drove the strong operating performance of the processing facility, with throughput exceeding plan. The Company continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs

•	The Company is currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the first quarter of 2024, the Company continued the excavation of the ventilation raises and the project is progressing as planned at approximately 25% completion. The Company expects the project to be completed by early 2025

FINLAND

Kittila – Annual Autoclave Maintenance Completed as Planned; Gold Production on Target; Positive Exploration Results Continue to Demonstrate Expansion Potential of Main Zone and Sisar Zone

Kittila Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	482	496
Tonnes of ore milled per day	5,297	5,511
Gold grade (g/t)	4.31	4.73
Gold production (ounces)	54,581	63,692
Production costs per tonne (EUR)	€113	€98
Minesite costs per tonne (EUR)	€112	€98
Production costs per ounce	$1,082	$837
Total cash costs per ounce	$1,070	$806

Gold Production

•	First Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades as expected under the mining sequence, lower throughput as a result of the planned annual maintenance of the autoclave and lower gold recoveries as a result of higher sulphur and organic carbon content

Production Costs

•	First Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled, higher mill maintenance costs, higher contractor costs for waste haulage and increased mining royalty costs, partially offset by lower underground mining development costs. Production costs per ounce increased when compared to the prior-year period due to lower gold grades and higher production costs per tonne

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce

Highlights

•	A ten-day planned shutdown for the autoclave and other mill maintenance was completed in the first quarter of 2024. Mill throughput was on target, however, recovery was lower than plan due to high carbon and sulfur content in the ore, affecting gold production. Trial tests were completed to reduce the organic carbon which yielded positive results, and the mill showed improved recovery towards the end of the first quarter of 2024

•	Exploration at Kittila during the first quarter continued to demonstrate the expansion potential of both the Main Zone and Sisar Zone to the north and near the bottom of the shaft. In the Roura area at depth, hole ROD23-701C returned 10.5 g/t gold over 3.1 metres in the Sisar Zone at 1,834 metres depth, approximately 200 metres below current mineral resources, showing the potential of this area which is open at depth and to the north

MEXICO

Pinos Altos – Solid Performance at Reyna de Plata Pit Drives Quarterly Production

Pinos Altos Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	426	364
Tonnes of ore milled per day	4,681	4,044
Gold grade (g/t)	1.89	2.16
Gold production (ounces)	24,725	24,134
Production costs per tonne	$78	$90
Minesite costs per tonne	$94	$90
Production costs per ounce	$1,351	$1,364
Total cash costs per ounce	$1,348	$1,116

Gold Production

•	First Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput from improved underground productivity, partially offset by the lower gold grades as expected under the mining sequence

Production Costs

•	First Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the higher underground development costs related to increased ground support requirements. Production costs per ounce decreased when compared to the prior-year period due to lower production costs per tonne, partially offset by lower gold grades and the stronger Mexican Peso relative to the U.S. dollar

Minesite and Total Cash Costs

•	First Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to inventory adjustments and higher underground development costs, partially offset by the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, lower gold grades and lower by-product revenue in the current period.

La India – Residual Leaching to Continue Through Year-End 2024

La India Mine – Operating Statistics	Three Months Ended March 31,
	2024	2023
Tonnes of ore milled (thousands of tonnes)	—	660
Tonnes of ore milled per day	—	7,333
Gold grade (g/t)	—	0.68
Gold production (ounces)	10,582	16,321
Production costs per tonne	$—	$30
Minesite costs per tonne	$—	$33
Production costs per ounce	$1,510	$1,231
Total cash costs per ounce	$1,453	$1,308

Gold Production

•	First Quarter of 2024 – Gold production decreased when compared to the prior-year period due to ceasing of mining operations at La India in the fourth quarter of 2023. Gold production in the first quarter of 2024 came only from residual leaching

Costs

•	First Quarter of 2024 – Production costs per ounce increased when compared to the prior-year period driven primarily by the strengthening of the Mexican Peso relative to the U.S. dollar and fewer ounces of gold produced in the current period

•	First Quarter of 2024 – Total cash costs per ounce decreased for the same reasons outlined above for production costs per ounce

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "all-in sustaining costs per ounce", "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash working capital balances", "cash provided by operating activities before changes in non-cash working capital balances per share", "earnings before interest, taxes, depreciation and amortization" (also referred to as EBITDA), "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash working capital balances", "operating margin", "sustaining capital expenditures", "development capital expenditures", "net debt" and "minesite costs per tonne" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

Total cash costs per ounce

Total cash costs per ounce is reported on both a by-product basis (deducting by-product metal revenues from production costs) and calculated on a per ounce of gold produced basis and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of (loss) income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments.

Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a byproduct basis (see “Total cash costs per ounce” for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

Adjusted net income and adjusted net income per share

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, self-insurance losses, gains and losses on the disposal of assets and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding at the end of the period on a basic and diluted basis.

The Company believes that adjusted net income and adjusted net income per share are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. These generally accepted industry measures are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS. Adjusted net income and adjusted net income per share are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share are calculated by adjusting the cash provided by operating activities as shown in the consolidated statements of cash flows for the effects of changes in non-cash working capital balances such as trade receivables, income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share amount is calculated by dividing cash provided by operating activities before changes in non-cash working capital balances by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believe they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS.

EBITDA and adjusted EBITDA

EBITDA, or earnings before interest, taxes, depreciation and amortization, is calculated by adjusting the net income as recorded in the consolidated statements of income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the consolidated statements of income. Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains and losses, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, integration costs, purchase price allocations to inventory, self-insurance losses and gains and losses on the disposal of assets.

The Company believes EBITDA and adjusted EBITDA are useful to investors in that they allow for the evaluation of the Company's liquidity in order to fund its working capital, capital expenditure and debt repayments. These generally accepted industry measures are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS. EBITDA and adjusted EBITDA are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Free cash flow and free cash flow before changes in non-cash working capital balances

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the consolidated statements of cash flows. Free cash flow before changes in non-cash working capital balances is calculated by excluding the effect of changes in non-cash working capital balances from free cash flow such as trade receivables, income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that free cash flow and free cash flow before changes in non-cash working capital balances are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. These generally accepted industry measures also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS, and believes it is helpful to investors so they can, understand and monitor the cash generating capability of the Company. Free cash flow and free cash flow before changes in non-cash working capital balances are not standardized measures under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. Operating margin is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Sustaining capital expenditures and development capital expenditures

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

Net debt

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company. Net debt is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other companies.

Minesite costs per tonne

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for inventory production costs, operational care and maintenance costs due to COVID-19 and items such as in-kind royalties, smelting, refining and marketing charges, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. Minesite costs per tonne is not a standardized measure under IFRS and, as reported by the Company, may not be comparable to similarly labelled measures reported by other gold mining companies.

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 25, 2024. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at the Hope Bay project; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, including at Meliadine, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility, the term loan facility and other indebtedness; future dividend amounts, record dates and payment dates; plans with respect to the filing of a base shelf prospectus; plans with respect to renewing the NCIB; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2023 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2023 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde complex and Goldex complex; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner to communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

In 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); and the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021).

APPENDIX A – EXPLORATION DETAILS

Recent Selected Exploration Drill Results

Main Break zone and AK deposit at Macassa

Drill hole	Zone / deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
58-1018	Main Break	295.7	300.8	2,150	3.3	33.6	33.6
KLAK-273	AK	159.1	164.4	342	5.0	11.8	11.8

*Results from the Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

Wesmeg and Wesmeg North deposits at Meliadine

Drill hole	Deposit	Lode / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M23-3732B	Wesmeg	625	397.3	403.8	349	5.8	13.5	10.2
ML300-10340-D11	Wesmeg N	972	211.9	215.5	401	3.6	11.1	11.1
and	Wesmeg	625	336.0	343.5	467	7.4	6.1	6.1

*Results from Meliadine use a capping factor ranging from 20 g/t to 90 g/t gold depending on the zone.

Sisar zone at Kittila

Drill hole	Zone / Area	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
ROD23-701C	Sisar Deep	964.0	969.3	1,834	3.1	10.5

* Results from the Kittila mine are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX23-304W	716873	5334696	316	176	-72	1,652
MEX23-309	718682	5334767	307	160	-48	1,767
MEX23-310Z	718663	5334764	311	174	-61	2,007
Detour Lake
DLM23-775	586966	5541687	294	177	-64	923
DLM24-805	586721	5541960	300	179	-66	861
DLM24-818	587246	5541689	291	176	-64	600

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Macassa
58-1018	568423	5331071	-1,402	315	4	305
KLAK-273	570236	5331387	41	174	-14	210
Meliadine
M23-3732B	540280	6988306	68	177	-70	453
ML300-10340-D11	540340	6988412	-215	161	-38	420
Hope Bay
HBM23-105	435438	7548956	26	240	-58	912
HBM23-143	434835	7548158	33	79	-55	855
HBM24-160	435552	7548440	26	244	-58	943
HBM24-171	435494	7548411	27	241	-56	795
HBM24-174	435538	7548358	27	248	-57	817
Kittila
ROD23701C	2558678	7537862	-791	91	-65	1,173

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake, Macassa and AK; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; and Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2024	2023
Net income - key line items:
Revenue from mine operations:
Quebec
LaRonde mine	143,617	102,220
LaRonde Zone 5 mine	42,615	29,522
Canadian Malartic complex(ii)	328,117	138,074
Goldex complex	72,384	68,063
Ontario
Detour Lake mine	342,957	306,595
Macassa mine	139,393	117,859
Nunavut
Meliadine mine	202,239	169,534
Meadowbank complex	249,385	209,813
Australia
Fosterville mine	121,035	169,301
Europe
Kittila mine	114,063	116,019
Mexico
Pinos Altos mine	48,400	51,448
La India mine	25,618	31,213
Revenues from mining operations	$1,829,823	$1,509,661
Production costs	783,585	653,144
Total operating margin(i)	1,046,238	856,517
Amortization of property, plant and mine development	357,225	303,959
Revaluation gain(iii)	—	(1,543,414)
Exploration, corporate and other	199,965	150,473
Income before income and mining taxes	489,048	1,945,499
Income and mining taxes expense	141,856	128,608
Net income for the period	$347,192	$1,816,891
Net income per share — basic	$0.70	$3.87
Net income per share — diluted	$0.70	$3.86

Cash flows:
Cash provided by operating activities	$783,175	$649,613
Cash used in investing activities	$(413,048)	$(1,398,745)
Cash (used in) provided by financing activities	$(183,034)	$836,433

Realized prices:
Gold (per ounce)	$2,062	$1,892
Silver (per ounce)	$23.80	$22.95
Zinc (per tonne)	$2,453	$3,169
Copper (per tonne)	$8,731	$10,113

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2024	2023
Payable production(iv):
Gold (ounces):
Quebec
LaRonde mine	51,815	59,533
LaRonde Zone 5 mine	16,549	20,074
Canadian Malartic complex(ii)	186,906	80,685
Goldex complex	34,388	34,023
Ontario
Detour Lake mine	150,751	161,857
Macassa mine	68,259	64,115
Nunavut
Meliadine mine	95,725	90,467
Meadowbank complex	127,774	111,110
Australia
Fosterville mine	56,569	86,558
Europe
Kittila mine	54,581	63,692
Mexico
Pinos Altos mine	24,725	24,134
Creston Mascota mine	28	244
La India mine	10,582	16,321
Total gold (ounces):	878,652	812,813

Silver (thousands of ounces)	615	545
Zinc (tonnes)	1,682	2,287
Copper (tonnes)	804	530

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2024	2023
Payable metal sold(v):
Gold (ounces):
Quebec
LaRonde mine	65,164	48,162
LaRonde Zone 5 mine	20,251	15,461
Canadian Malartic complex(ii)	159,548	71,809
Goldex complex	34,442	35,917
Ontario
Detour Lake mine	167,008	163,294
Macassa mine	67,500	62,928
Nunavut
Meliadine mine	98,540	89,586
Meadowbank complex	121,110	110,025
Australia
Fosterville mine	58,000	89,000
Europe
Kittila mine	55,000	60,720
Mexico
Pinos Altos mine	20,300	24,236
La India mine	12,200	16,420
Total gold (ounces):	879,063	787,558

Silver (thousands of ounces)	604	552
Zinc (tonnes)	1,507	2,131
Copper (tonnes)	762	568

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2024	2023
Total cash costs per ounce — co-product basis(vi):
Quebec
LaRonde mine	$1,271	$1,136
LaRonde Zone 5 mine	1,192	1,168
Canadian Malartic complex(ii)	860	808
Goldex complex	989	810
Ontario
Detour Lake mine	875	775
Macassa mine	714	607
Nunavut
Meliadine mine	944	940
Meadowbank complex	944	1,141
Australia
Fosterville mine	540	398
Europe
Kittila mine	1,071	807
Mexico
Pinos Altos mine	1,633	1,347
La India mine	1,501	1,328
Cash costs per ounce	$930	$861

Total cash costs per ounce — by-product basis(vi):
Quebec
LaRonde mine	$1,028	$892
LaRonde Zone 5 mine	1,180	1,154
Canadian Malartic complex(ii)	850	794
Goldex complex	948	810
Ontario
Detour Lake mine	871	771
Macassa mine	711	604
Nunavut
Meliadine mine	942	937
Meadowbank complex	937	1,134
Australia
Fosterville mine	537	396
Europe
Kittila mine	1,070	806
Mexico
Pinos Altos mine	1,348	1,116
La India mine	1,453	1,308
Cash costs per ounce	$901	$832

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Reconciliation of non-GAAP Financial Performance Measures - Operating Margin and Note Regarding Certain Measures of Performance for more information on the Company's calculation and use of operating margin.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iii) Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(iv) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v) The Canadian Malartic complex's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(vi) The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Reconciliation of Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne for more information on the Company’s calculation and use of total cash cost per ounce.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$524,625	$338,648
Inventories	1,349,736	1,418,941
Income taxes recoverable	28,774	27,602
Fair value of derivative financial instruments	10,166	50,786
Other current assets	331,855	355,175
Total current assets	2,245,156	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	21,194,013	21,221,905
Investments	389,170	345,257
Deferred income and mining tax asset	51,602	53,796
Other assets	764,828	715,167
Total assets	$28,802,441	$28,684,949

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$696,912	$750,380
Share based liabilities	14,445	24,316
Interest payable	19,342	14,226
Income taxes payable	89,495	81,222
Current portion of long-term debt	100,000	100,000
Reclamation provision	34,553	24,266
Lease obligations	41,694	46,394
Fair value of derivative financial instruments	19,087	7,222
Total current liabilities	1,015,528	1,048,026
Non-current liabilities:
Long-term debt	1,741,017	1,743,086
Reclamation provision	1,006,090	1,049,238
Lease obligations	109,038	115,154
Share based liabilities	4,387	11,153
Deferred income and mining tax liabilities	4,985,576	4,973,271
Other liabilities	298,435	322,106
Total liabilities	9,160,071	9,262,034

EQUITY
Common shares:
Outstanding - 498,854,263 common shares issued, less 661,248 shares held in trust	18,398,184	18,334,869
Stock options	204,621	201,755
Contributed surplus	16,059	22,074
Retained earnings	1,110,047	963,172
Other reserves	(86,541)	(98,955)
Total equity	19,642,370	19,422,915
Total liabilities and equity	$28,802,441	$28,684,949

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2024	2023
REVENUES
Revenues from mining operations	$1,829,823	$1,509,661

COSTS, INCOME AND EXPENSES
Production(i)	783,585	653,144
Exploration and corporate development	51,206	53,768
Amortization of property, plant and mine development	357,225	303,959
General and administrative	48,117	48,208
Finance costs	36,265	23,448
Loss (gain) on derivative financial instruments	45,935	(6,539)
Foreign currency translation (gain) loss	(4,547)	220
Care and maintenance	11,042	11,245
Revaluation gain(ii)	—	(1,543,414)
Other expenses	11,947	20,123
Income before income and mining taxes	489,048	1,945,499
Income and mining taxes expense	141,856	128,608
Net income for the period	$347,192	$1,816,891

Net income per share - basic	$0.70	$3.87
Net income per share - diluted	$0.70	$3.86
Adjusted net income per share - basic(iii)	$0.76	$0.58
Adjusted net income per share - diluted(iii)	$0.76	$0.57

Weighted average number of common shares outstanding (in thousands):
Basic	497,619	468,968
Diluted	498,807	470,455

Notes:

(i) Exclusive of amortization, which is shown separately.

(ii) Revaluation gain on the 50% interest previously owned in the Canadian Malartic complex prior to the Yamana Transaction.

(iii) Adjusted net income per share is not a recognized measure under IFRS and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance and Reconciliation of Non-GAAP Financial Performance Measures in this News Release for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS measure.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended March 31,
	2024	2023
OPERATING ACTIVITIES
Net income for the period	$347,192	$1,816,891
Add (deduct) adjusting items:
Amortization of property, plant and mine development	357,225	303,959
Revaluation gain(i)	—	(1,543,414)
Deferred income and mining taxes	12,924	36,103
Unrealized loss (gain) on currency and commodity derivatives	52,484	(15,888)
Unrealized gain on warrants	(6,877)	(4,663)
Stock-based compensation	18,857	13,147
Foreign currency translation (gain) loss	(4,547)	220
Other	(190)	2,444
Changes in non-cash working capital balances:
Trade receivables	1,208	8,395
Income taxes	376	23,977
Inventories	28,172	2,068
Other current assets	25,410	10,995
Accounts payable and accrued liabilities	(53,990)	(7,269)
Interest payable	4,931	2,648
Cash provided by operating activities	783,175	649,613

INVESTING ACTIVITIES
Additions to property, plant and mine development	(387,587)	(384,934)
Yamana transaction, net of cash and cash equivalents	—	(1,000,617)
Contributions for acquisition of mineral assets	(3,924)	—
Purchases of equity securities and other investments	(24,007)	(14,737)
Other investing activities	2,470	1,543
Cash used in investing activities	(413,048)	(1,398,745)

FINANCING ACTIVITIES
Proceeds from Credit Facility	600,000	1,000,000
Repayment of Credit Facility	(600,000)	—
Long-term debt financing costs	(3,544)	—
Repayment of lease obligations	(13,015)	(9,748)
Dividends paid	(157,260)	(156,163)
Repurchase of common shares	(26,041)	(14,564)
Proceeds on exercise of stock options	7,378	10,302
Common shares issued	9,448	6,606
Cash (used in) provided by financing activities	(183,034)	836,433
Effect of exchange rate changes on cash and cash equivalents	(1,116)	(1,281)
Net increase in cash and cash equivalents during the period	185,977	86,020
Cash and cash equivalents, beginning of period	338,648	658,625
Cash and cash equivalents, end of period	$524,625	$744,645

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$25,252	$13,051
Income and mining taxes paid	$130,777	$64,937

Note:

(i) Revaluation gain on the 50% interest the Company previously owned in the Canadian Malartic complex prior to the Yamana Transaction.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of (loss) income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Quebec
LaRonde mine	$75,556	$39,707
LaRonde Zone 5 mine	19,022	22,224
LaRonde complex	94,578	61,931
Canadian Malartic complex(i)	126,576	57,291
Goldex complex	33,182	27,835
Ontario
Detour Lake mine	131,905	114,022
Macassa mine	47,648	37,959
Nunavut
Meliadine mine	93,451	81,194
Meadowbank complex	114,162	130,004
Australia
Fosterville mine	33,654	36,599
Europe
Kittila mine	59,038	53,295
Mexico
Pinos Altos mine	33,407	32,922
La India mine	15,984	20,092
Production costs per the consolidated statements of income	$783,585	$653,144

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		51,815		59,533
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$75,556	$1,458	$39,707	$667
Inventory adjustments(ii)	(14,711)	(284)	22,505	378
Realized gains and losses on hedges of production costs	19	—	1,078	18
Other adjustments(iv)	4,993	97	4,348	73
Total cash costs (co-product basis)	$65,857	$1,271	$67,638	$1,136
By-product metal revenues	(12,590)	(243)	(14,532)	(244)
Total cash costs (by-product basis)	$53,267	$1,028	$53,106	$892

LaRonde mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			413				389
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$75,556		$183		$39,707		$102
Production costs (C$)	C$	102,025	C$	247	C$	53,573	C$	138
Inventory adjustments (C$)(iii)		(20,314)		(49)		29,723		76
Other adjustments (C$)(iv)		(336)		(1)		(3,141)		(8)
Minesite costs (C$)	C$	81,375	C$	197	C$	80,155	C$	206

LaRonde Zone 5 mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		16,549		20,074
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$19,022	$1,149	$22,224	$1,107
Inventory adjustments(ii)	320	20	523	26
Realized gains and losses on hedges of production costs	6	—	359	18
Other adjustments(iv)	370	23	336	17
Total cash costs (co-product basis)	$19,718	$1,192	$23,442	$1,168
By-product metal revenues	(187)	(12)	(275)	(14)
Total cash costs (by-product basis)	$19,531	$1,180	$23,167	$1,154

LaRonde Zone 5 mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			267				318
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$19,022		$71		$22,224		$70
Production costs (C$)	C$	25,514	C$	95	C$	29,988	C$	94
Inventory adjustments (C$)(iii)		432		2		738		3
Minesite costs (C$)	C$	25,946	C$	97	C$	30,726	C$	97

LaRonde complex	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		68,364		79,607
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$94,578	$1,383	$61,931	$778
Inventory adjustments(ii)	(14,391)	(210)	23,028	289
Realized gains and losses on hedges of production costs	25	—	1,437	18
Other adjustments(iv)	5,363	79	4,684	59
Total cash costs (co-product basis)	$85,575	$1,252	$91,080	$1,144
By-product metal revenues	(12,777)	(187)	(14,807)	(186)
Total cash costs (by-product basis)	$72,798	$1,065	$76,273	$958

LaRonde complex	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			680				707
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$94,578		$139		$61,931		$88
Production costs (C$)	C$	127,539	C$	187	C$	83,561	C$	118
Inventory adjustments (C$)(iii)		(19,882)		(29)		30,461		43
Other adjustments (C$)(iv)		(336)		—		(3,141)		(4)
Minesite costs (C$)	C$	107,321	C$	158	C$	110,881	C$	157

Canadian Malartic complex	Three Months Ended March 31,
(per ounce)(i)	2024		2023
Gold production (ounces)		186,906		80,685
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$126,576	$677	$57,291	$710
Inventory adjustments(ii)	14,707	79	495	6
Realized gains and losses on hedges of production costs	52	—	—	—
In-kind royalties and other adjustments(iv)	19,490	104	7,382	92
Total cash costs (co-product basis)	$160,825	$860	$65,168	$808
By-product metal revenues	(1,952)	(10)	(1,138)	(14)
Total cash costs (by-product basis)	$158,873	$850	$64,030	$794

Canadian Malartic complex	Three Months Ended March 31,
(per tonne)(i)	2024				2023
Tonnes of ore milled (thousands of tonnes)			5,173				2,262
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$126,576		$24		$57,291		$25
Production costs (C$)	C$	170,853	C$	33	C$	76,665	C$	34
Inventory adjustments (C$)(iii)		20,002		4		740		—
In-kind royalties and other adjustments (C$)(iv)		25,637		5		9,825		5
Minesite costs (C$)	C$	216,492	C$	42	C$	87,230	C$	39

Goldex complex	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		34,388		34,023
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,182	$965	$27,835	$818
Inventory adjustments(ii)	457	13	(1,037)	(30)
Realized gains and losses on hedges of production costs	11	—	707	20
Other adjustments(iv)	370	11	62	2
Total cash costs (co-product basis)	$34,020	$989	$27,567	$810
By-product metal revenues	(1,417)	(41)	(14)	—
Total cash costs (by-product basis)	$32,603	$948	$27,553	$810

Goldex complex	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			760				698
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,182		$44		$27,835		$40
Production costs (C$)	C$	44,745	C$	59	C$	37,627	C$	54
Inventory adjustments (C$)(iii)		649		1		(1,390)		(2)
Minesite costs (C$)	C$	45,394	C$	60	C$	36,237	C$	52

Detour Lake mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		150,751		161,857
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$131,905	$875	$114,022	$704
Inventory adjustments(ii)	(8,186)	(54)	306	2
Realized gains and losses on hedges of production costs	58	—	3,554	22
In-kind royalties and other adjustments(iv)	8,144	54	7,575	47
Total cash costs (co-product basis)	$131,921	$875	$125,457	$775
By-product metal revenues	(580)	(4)	(682)	(4)
Total cash costs (by-product basis)	$131,341	$871	$124,775	$771

Detour Lake mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			6,502				6,397
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$131,905		$20		$114,022		$18
Production costs (C$)	C$	178,209	C$	27	C$	153,908	C$	24
Inventory adjustments (C$)(iii)		(10,940)		(2)		515		—
In-kind royalties and other adjustments (C$)(iv)		8,876		2		8,765		2
Minesite costs (C$)	C$	176,145	C$	27	C$	163,188	C$	26

Macassa mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		68,259		64,115
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$47,648	$698	$37,959	$592
Inventory adjustments(ii)	(1,089)	(16)	(1,295)	(20)
Realized gains and losses on hedges of production costs	23	—	1,137	18
In-kind royalties and other adjustments(iv)	2,157	32	1,144	17
Total cash costs (co-product basis)	$48,739	$714	$38,945	$607
By-product metal revenues	(220)	(3)	(208)	(3)
Total cash costs (by-product basis)	$48,519	$711	$38,737	$604

Macassa mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			134				87
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$47,648		$356		$37,959		$436
Production costs (C$)	C$	64,672	C$	483	C$	51,242	C$	589
Inventory adjustments (C$)(iii)		(1,416)		(11)		(1,717)		(21)
In-kind royalties and other adjustments (C$)(iv)		2,815		21		1,516		17
Minesite costs (C$)	C$	66,071	C$	493	C$	51,041	C$	585

Meliadine mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		95,725		90,467
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$93,451	$976	$81,194	$897
Inventory adjustments(ii)	(3,300)	(34)	3,624	40
Realized gains and losses on hedges of production costs	280	3	88	1
Other adjustments(iv)	(58)	(1)	105	2
Total cash costs (co-product basis)	$90,373	$944	$85,011	$940
By-product metal revenues	(235)	(2)	(200)	(3)
Total cash costs (by-product basis)	$90,138	$942	$84,811	$937

Meliadine mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			496				476
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$93,451		$188		$81,194		$170
Production costs (C$)	C$	125,926	C$	254	C$	108,881	C$	228
Inventory adjustments (C$)(iii)		(4,395)		(9)		5,050		11
Minesite costs (C$)	C$	121,531	C$	245	C$	113,931	C$	239

Meadowbank complex	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		127,774		111,110
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$114,162	$893	$130,004	$1,170
Inventory adjustments(ii)	5,905	47	(1,654)	(15)
Realized gains and losses on hedges of production costs	546	4	(1,499)	(13)
Other adjustments(iv)	(59)	—	(55)	1
Total cash costs (co-product basis)	$120,554	$944	$126,796	$1,141
By-product metal revenues	(866)	(7)	(825)	(7)
Total cash costs (by-product basis)	$119,688	$937	$125,971	$1,134

Meadowbank complex	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)				1,071				983
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$114,162		$107		$130,004		$132
Production costs (C$)	C$	153,594	C$	143	C$	172,978	C$	176
Inventory adjustments (C$)(iii)		8,002		8		(2,226)		(2)
Minesite costs (C$)	C$	161,596	C$	151	C$	170,752	C$	174

Fosterville mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		56,569		86,558
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,654	$595	$36,599	$423
Inventory adjustments(ii)	(3,136)	(55)	(2,364)	(27)
Realized gains and losses on hedges of production costs	18	—	188	2
Other adjustments(iv)	17	—	46	—
Total cash costs (co-product basis)	$30,553	$540	$34,469	$398
By-product metal revenues	(160)	(3)	(157)	(2)
Total cash costs (by-product basis)	$30,393	$537	$34,312	$396

Fosterville mine	Three Months Ended March 31,
(per tonne)	2024				2023
Tonnes of ore milled (thousands of tonnes)			172				148
	(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$33,654		$196		$36,599		$248
Production costs (A$)	A$	51,849	A$	301	A$	54,182	A$	367
Inventory adjustments (A$)(ii)		(4,630)		(26)		(3,601)		(24)
Minesite costs (A$)	A$	47,219	A$	275	A$	50,581	A$	343

Kittila mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		54,581		63,692
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$59,038	$1,082	$53,295	$837
Inventory adjustments(ii)	(495)	(9)	(40)	(1)
Realized gains and losses on hedges of production costs	(11)	—	(633)	(10)
Other adjustments(iv)	(68)	(2)	(1,223)	(19)
Total cash costs (co-product basis)	$58,464	$1,071	$51,399	$807
By-product metal revenues	(89)	(1)	(69)	(1)
Total cash costs (by-product basis)	$58,375	$1,070	$51,330	$806

Kittila mine	Three Months Ended March 31,
(per tonne)	2024		2023
Tonnes of ore milled (thousands of tonnes)		482		496
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$59,038	$122	$53,295	$107
Production costs (€)	€54,479	€113	€48,751	€98
Inventory adjustments (€)(iii)	(370)	(1)	(114)	—
Minesite costs (€)	€54,109	€112	€48,637	€98

Pinos Altos mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		24,725		24,134
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$33,407	$1,351	$32,922	$1,364
Inventory adjustments(ii)	6,655	269	(248)	(10)
Realized gains and losses on hedges of production costs	—	—	(453)	(19)
Other adjustments(iv)	318	13	292	12
Total cash costs (co-product basis)	$40,380	$1,633	$32,513	$1,347
By-product metal revenues	(7,050)	(285)	(5,574)	(231)
Total cash costs (by-product basis)	$33,330	$1,348	$26,939	$1,116

Pinos Altos mine	Three Months Ended March 31,
(per tonne)	2024		2023
Tonnes of ore processed (thousands of tonnes)		426		364
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$33,407	$78	$32,922	$90
Inventory adjustments(iii)	6,655	16	(248)	—
Minesite costs	$40,062	$94	$32,674	$90

La India mine	Three Months Ended March 31,
(per ounce)	2024		2023
Gold production (ounces)		10,582		16,321
	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$15,984	$1,510	$20,092	$1,231
Inventory adjustments(ii)	(234)	(22)	1,448	89
Other adjustments(iv)	133	13	129	8
Total cash costs (co-product basis)	$15,883	$1,501	$21,669	$1,328
By-product metal revenues	(502)	(48)	(315)	(20)
Total cash costs (by-product basis)	$15,381	$1,453	$21,354	$1,308

La India mine	Three Months Ended March 31,
(per tonne)(v)	2024		2023
Tonnes of ore processed (thousands of tonnes)		—		660
	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$15,984	$—	$20,092	$30
Inventory adjustments(iii)	(15,984)	—	1,448	3
Minesite costs	$—	$—	$21,540	$33

Notes:
(i) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.
(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iii) This inventory adjustment reflects production costs associated with the portion of production still in inventory.
(iv) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine and smelting, refining, and marketing charges to production costs.
(v) The La India mine’s cost calculations per tonne for the three months ended March 31, 2024 exclude approximately $16.0 million of production costs incurred during the three months ended March 31, 2024 following the cessation of mining activities at the La India open pit during the fourth quarter of 2023.

Reconciliation of Production Costs to Total Cash Costs per Ounce(iv) and All-in Sustaining Costs per Ounce(iv)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce.

The following tables set out a reconciliation of production costs to the Company's use of the non-GAAP measure all-in sustaining costs per ounce for the three months ended March 31, 2024 and March 31, 2023 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended March 31,
(United States dollars per ounce, except where noted)	2024	2023
Production costs per the consolidated statements of income (thousands of United States dollars)	$783,585	$653,144
Gold production (ounces)	878,652	812,813
Production costs per ounce	$892	$804
Adjustments:
Inventory adjustments(i)	(4)	30
Realized gains and losses on hedges of production costs	1	6
Other(ii)	41	21
Total cash costs per ounce (co-product basis)(iii)	$930	$861
By-product metal revenues	(29)	(29)
Total cash costs per ounce (by-product basis)(iii)	$901	$832
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	216	215
General and administrative expenses (including stock option expense)	55	59
Non-cash reclamation provision and sustaining leases(iv)	18	19
All-in sustaining costs per ounce (by-product basis)	$1,190	$1,125
By-product metal revenues	29	29
All-in sustaining costs per ounce (co-product basis)	$1,219	$1,154

Notes:
(i) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(ii) Other adjustments consist of in-kind royalties, smelting, refining and marketing charges to production costs.
(iii) The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Note Regarding Certain Measures of Performance for more information on the Company’s use of total cash cost per ounce.
(iv) Sustaining leases are lease payments related to sustaining assets.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures sustaining capital expenditures and development capital expenditures.

The following tables set out a reconciliation of sustaining capital expenditures and development capital expenditures to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three months ended March 31, 2024 and March 31, 2023.

	Three Months Ended March 31,
	2024	2023
Sustaining capital expenditures(i)(ii)	$190,607	$174,632
Development capital expenditures(i)(ii)	181,411	167,103
Total Capital Expenditures	$372,018	$341,735
Working capital adjustments	15,569	43,199
Additions to property, plant and mine development per the consolidated statements of cash flows	$387,587	$384,934

Notes:
(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.
(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measure net debt.

The following tables set out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net debt as at March 31, 2024 and December 31, 2023.

	As at	As at
	March 31, 2024	December 31, 2023
Current portion of long-term debt per the condensed interim consolidated balance sheets	$100,000	$100,000
Non-current portion of long-term debt	1,741,017	1,743,086
Long-term debt	$1,841,017	$1,843,086
Adjustment:
Cash and cash equivalents	$(524,625)	$(338,648)
Net Debt(i)	$1,316,392	$1,504,438

Note:
(i) Net debt is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of net debt.

Reconciliation of Adjusted Net Income(i) to Net Income

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measure adjusted net income.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three months ended March 31, 2024 and March 31, 2023.

	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Net income for the period - basic	$347,192	$1,816,891
Dilutive impact of cash settling LTIP	364	(1,776)
Net income for the period - diluted	$347,556	$1,815,115
Foreign currency translation (gain) loss	(4,547)	220
Loss (gain) on derivative financial instruments	45,935	(6,539)
Environmental remediation	1,799	(557)
Transaction costs related to acquisitions	—	15,238
Revaluation gain on Yamana Transaction	—	(1,543,414)
Net loss on disposal of property, plant and equipment	3,547	2,542
Income and mining taxes adjustments(ii)	(16,455)	(13,102)
Adjusted net income(i) for the period - basic	$377,471	$271,279
Adjusted net income(i) for the period - diluted	$377,835	$269,503

Notes:
(i) Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of adjusted net income.
(ii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA(i) and Adjusted EBITDA(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures EBITDA and adjusted EBITDA.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three months ended March 31, 2024 and March 31, 2023.

	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Net income for the period	$347,192	$1,816,891
Finance costs	36,265	23,448
Amortization of property, plant and mine development	357,225	303,959
Income and mining tax expense	141,856	128,608
EBITDA(i)	882,538	2,272,906
Foreign currency translation (gain) loss	(4,547)	220
Loss (gain) on derivative financial instruments	45,935	(6,539)
Environmental remediation	1,799	(557)
Transaction costs related to acquisitions	—	15,238
Revaluation gain on Yamana Transaction	—	(1,543,414)
Net loss on disposal of property, plant and equipment	3,547	2,542
Adjusted EBITDA(i)	$929,272	$740,396

Note:
(i) EBITDA and adjusted EBITDA are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of EBITDA and adjusted EBITDA.

Free Cash Flow(i) and Free Cash Flow Before Changes in Non-Cash Working Capital Balances(i)

Refer to Note Regarding Certain Measures of Performance in this news release for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures free cash flow, free cash flow before changes in non-cash components of working capital and cash provided by operating activities before working capital adjustments.

The following tables set out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash working capital balances and to cash provided by operating activities before changes in non-cash working capital balances for the three months ended March 31, 2024 and March 31, 2023.

	Three Months Ended March 31,
(thousands of United States dollars)	2024	2023
Cash provided by operating activities	$783,175	$649,613
Additions to property, plant and mine development	(387,587)	(384,934)
Free Cash Flow(i)	395,588	264,679
Changes in trade receivables	$(1,208)	$(8,395)
Changes in income taxes	(376)	(23,977)
Changes in inventory	(28,172)	(2,068)
Changes in other current assets	(25,410)	(10,995)
Changes in accounts payable and accrued liabilities	53,990	7,269
Changes in interest payable	(4,931)	(2,648)
Free cash flow before changes in non-cash working capital balances(i)	$389,481	$223,865
Additions to property, plant and mine development	387,587	384,934
Cash provided by operating activities before changes in non-cash working capital balances(ii)	$777,068	$608,799

Cash provided by operating activities per share - basic	$1.57	$1.39
Cash provided by operating activities before changes in non-cash working capital balances per share - basic(ii)	$1.56	$1.30
Free cash flow per share - basic(i)	$0.79	$0.56
Free cash flow before changes in non-cash working capital balances - basic(i)	$0.78	$0.48

Notes:
(i) Free cash flow and free cash flow before changes in non-cash working capital balances are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of free cash flow and free cash flow before changes in non-cash working capital balances.
(ii) Cash provided by operating activities before changes in non-cash working capital balances is not a recognized measure under IFRS and this data may not be comparable to other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of cash provided by operating activities before changes in non-cash working capital balances.